

Mail Stop 7010

October 27, 2008

**via U.S. mail and facsimile**

Michael W. Harlan, President and CEO
U.S. Concrete, Inc.
2925 Briarpark, Suite 1050
Houston, Texas 77042

> **RE: U.S. Concrete, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 13, 2008**
> **Schedule 14A Filed on April 22, 2008**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and**
> **June 30, 2008**
> **File No. 0-26025**

Dear Mr. Harlan:

We have reviewed your response letter dated October 17, 2008 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, page 32

1. As requested in comment 6 in our letter dated September 22, 2008, please note that if the cost reduction initiatives are materially impacting your consolidated financial statements either in terms of expenses recognized or a material change in the relationship between costs and revenues in the future, you should provide a qualitative and quantitative analysis of these initiatives. Refer to Item 303(A)(3)(i) and Item 303(A)(3)(ii) of Regulation S-K for guidance. Please advise.

4.  Business Combinations, page 54

2.  We note your response to comment 8 in our letter dated September 22, 2008. Specifically, you reference your discussion of your growth strategy in the Business section of your December 31, 2007 Form 10-K as an explanation of the business purpose for the acquisition of Alberta Investments, Inc. and Alliance Haulers, Inc. However, this referenced disclosure appears to be general in nature with no specific reference to your acquisition of Alberta Investments, Inc. and Alliance Haulers, Inc. Further, such disclosure does not explain to investors why the purchase price resulted in you recognizing a significant portion as goodwill, as required by paragraph 51.b. of SFAS 141. We further note that the construction market you and your acquisition served significantly declined in late 2006, subsequent to the acquisition in July 2006. As previously noted, you should have provided a detailed explanation as to the business purpose for the acquisition and why you decided to acquire Alberta Investment, Inc. and Alliance Haulers, Inc. for a purchase price that resulted in a significant amount of goodwill with no material intangible assets acquired. Refer to paragraph 51.b. of SFAS 141. Further, you should have also included a discussion within MD&A that disclosed the deterioration in the primary market served by your acquisition and the impact such deterioration is having and/or may have on the results of the acquired entities and the goodwill recognized from the acquisition.

5.  Stock-Based Compensation , page 56

3.  We note your response to comment 9 in our letter dated September 22, 2008. Specifically, we note that you intend to change the column heading for the rollforward of your nonvested options to read, "weighted average exercise price." However, the disclosure requirement per paragraph A240(b)(2) of SFAS 123R is for the weighted average grant-date fair value. As such, it would appear as though you should change the amounts included in the column rather than the column heading. Please confirm you will make this change in future filings.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Terence O'Brien
Accounting Branch Chief